

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A10/atl

2 May 2003

File No. 82-2947

Securities & Exchange
Division of Corporate
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA


03050903

UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2003

Dear Sir

We enclose a copy of our News Release dated 2 May 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2003

	Group		
	1st Quarter 2003	1st Quarter 2002	Incr / (Decr)
	$'000	$'000	%
Interest income	**855,142**	1,021,941	(16.3)
Less: Interest expense	**319,838**	477,025	(33.0)
Net interest income	**535,304**	544,916	(1.8)
Dividend income	**1,662**	4,284	(61.2)
Fee and commission income	**130,784**	123,500	5.9
Rental income	**20,239**	20,989	(3.6)
Other operating income	**96,667**	36,168	167.3
Income before operating expenses	**784,656**	729,857	7.5
Less: Staff costs	**131,524**	153,865	(14.5)
Other operating expenses	**134,050**	123,507	8.5
	265,574	277,372	(4.3)
Operating profit before goodwill amortisation and provisions	**519,082**	452,485	14.7
Less: Goodwill amortisation	**50,835**	47,806	6.3
Less: Provisions	**90,085**	10,210	782.3
Operating profit after goodwill amortisation and provisions	**378,162**	394,469	(4.1)
Exceptional item [(1)]	**-**	(7,877)	(100.0)
Share of profit of associates	**2,786**	47,395	(94.1)
Profit from ordinary activities before tax	**380,948**	433,987	(12.2)
Less: Tax	**99,171**	102,818	(3.5)
Share of tax of associates	**86**	3,620	(97.6)
Profit after tax	**281,691**	327,549	(14.0)
Minority interests	**(909)**	(11,233)	(91.9)
Net profit attributable to members	**280,782**	316,316	(11.2)

Note (1) : This comprised restructuring and integration costs as a result of the acquisition and merger of Overseas Union Bank Limited.



大華銀行集團 UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31-Mar-03	31-Mar-02	Incr/ (Decr)	**31-Mar-03[2]**	31-Mar-02	Incr/ (Decr)
	$'000	$'000	%	**$'000**	$'000	%
(a) Assets						
Total assets	**107,419,953**	110,327,859	(2.6)	**92,120,797**	91,503,837	0.7
Loans and advances including trade bills (non-bank customers)	**59,193,325**	59,459,619	(0.4)	**49,678,618**	47,582,754	4.4
(b) Liabilities						
Deposits (non-bank customers)	**65,830,160**	69,834,823	(5.7)	**55,411,289**	55,900,632	(0.9)
Total deposits including bankers' deposits	**87,397,593**	90,069,378	(3.0)	**75,458,441**	74,436,576	1.4
Subordinated debts (unsecured)						
- due after one year	**1,294,560**	2,797,956	(53.7)	**1,294,560**	2,797,956	(53.7)
Other debts issued						
- due within one year (secured)[3]	**964,625**	518,058	86.2	-	-	-
- due after one year (unsecured)	**124,741**	-	-	**124,741**	-	-
(c) Capital and reserves						
Issued and paid-up capital	**1,571,603**	1,571,447	-	**1,571,603**	1,571,447	-
Total shareholders' funds	**12,952,160**	12,779,895	1.3	**11,522,053**	10,796,170	6.7
(d) Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.24**	8.13	1.4	**7.33**	6.87	6.7

Note (2) : Industrial & Commercial Bank Limited was merged into the Bank on 28 August 2002. Hence, the balances as at 31 March 2003 reflect those of the merged entity.

Note (3) : These debts are issued by the special purpose entity ("SPE"), Archer 1 Limited, and secured by a first floating charge in favour of the trustees on all assets of the SPE.



大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

3. OTHER INFORMATION

	Group		
	1st Quarter 2003 $'000	1st Quarter 2002 $'000	Incr/(Decr) %
(a) Depreciation	**25,733**	33,317	(22.8)
(b) Annualised net profit as a percentage of average total shareholders' funds (%)			
- including goodwill amortisation	**8.8**	9.8	(10.2)
- excluding goodwill amortisation	**10.4**	11.3	(8.0)
(c) Annualised earnings per share (cents)			
- Basic	**71.5**	80.5	(11.2)
- Fully diluted	**71.5**	80.5	(11.2)

(d) The same accounting policies and methods of computation have been followed in the financial statements for the quarter ended 31 March 2003 as compared to the audited financial statements for the year ended 31 December 2002.

(e) Details of new shares of the Bank are as follows:-

Particulars of Issue	No. of new shares issued between 1-Jan-03 and 31-Mar-03	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 31-Mar-03	At 31-Dec-02
Exercise of UOB Executive Share Options	Nil	2,400,000	2,400,000



大華銀行集團 UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

4. REVIEW OF PERFORMANCE

The financial statements are prepared in accordance with Financial Reporting Standards and are expressed in Singapore dollars.

(a) The Group registered a net profit after tax of $281 million for the first quarter ended 31 March 2003 ("1Q 03"). The decrease in net profit of 11.2% as compared to the first quarter of 2002 ("1Q 02") was mainly due to higher provisions and lower share of profit of associates, partially offset by higher other operating income.

(b) The Group's operating profit, before goodwill amortisation and provisions, increased by 14.7% over 1Q 02 to $519 million in 1Q 03.

The Group's operating income grew by 7.5% from $730 million in 1Q 02 to $785 million in 1Q 03. The growth was largely contributed by higher other operating income resulted from higher profit on foreign exchange and higher gains on sale of government securities, as well as higher fee and commission income mainly from investment-related and loan-related activities. These were partially offset by lower net interest income mainly due to lower contributions from inter-bank money market activities as a result of the low and flat interest rate environment.

Group operating expenses comprising staff and other operating expenses decreased by 4.3% from $277 million in 1Q 02 to $266 million. Staff expenses decreased by 14.5% to $132 million mainly due to the reduction in headcount as a result of streamlining initiatives and the integration of operations, while other operating expenses increased by 8.5% to $134 million mainly to support increased advertising and promotion activities and IT-related maintenance. These were partially offset by lower depreciation of fixed assets and lower rental expenses. Consequently, the expense-to-income ratio declined from 38.0% in 1Q 02 to 33.8% in 1Q 03.

(c) The increase in provision charge from $10 million in 1Q 02 to $90 million in 1Q 03 was mainly due to higher specific provision for loans necessitated by the difficult and uncertain economic conditions, as well as lower collateral value in a lacklustre property market. In addition, provision was also made for investments and restructured debts as against a write-back in the same period last year.

(d) Share of profit of associates (before tax) dropped by 94.1% to $3 million, mainly due to a one-time exceptional gain recorded by United Overseas Land Limited arising from the sale of Tiong Bahru Plaza retail mall in 1Q 02.

(e) The Group's net loans and advances decreased marginally by 0.4% to $59,193 million as at the end of 1Q 03 from $59,460 million as at the end of 1Q 02. Group non-performing loans ("NPLs") fell by $353 million or 5.9% to $5,669 million as at the end of 1Q 03 as compared to $6,022 million a year ago. Correspondingly, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased by 0.6% point to 8.9% as at the end of 1Q 03. Of the total Group NPLs of $5,669 million, $3,044 million or 53.7% were secured by collateral, and $3,615 million or 63.8% were in the Substandard category.

(f) Total cumulative specific and general provisions for the Group increased by $146 million or 4.3%, from $3,385 million as at the end of 1Q 02 to $3,531 million as at the end of 1Q 03. General provision was $1,427 million or 40.4% of total cumulative provisions. The total cumulative provisions provided 62.3% coverage against Group NPLs, an increase of 6.1% points over the 56.2% as at the end of 1Q 02. For NPLs classified as Doubtful and Loss, the provision coverage stood at 171.9% as at the end of 1Q 03 as against 176.9% a year ago.



UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic Of Singapore)

(g) Total assets of the Group decreased by 2.6% to $107.4 billion, while the shareholders' funds of the Group increased by 1.3% to $13.0 billion.

(h) The Group's Capital Adequacy Ratio ("CAR"), as computed under the Bank for International Settlements ("BIS") guidelines, stood at 15.4% as at the end of 1Q 03. This was almost twice the minimum requirement of 8% set by BIS. The CAR fell by 2.2% points from 17.6% as at the end of 1Q 02, resulted primarily from the redemption of US$ subordinated floating rate notes in 2002.

Against a background of difficult conditions in many of the world's economies in the first quarter of 2003, the Group's performance reflected the resilience of its businesses and its ability to generate a reasonable return. The outbreak of the Severe Acute Respiratory Syndrome (SARS) has caused great uncertainty, especially in the regional markets. While we cannot fully anticipate the effects that SARS might have on the Group's businesses and financial performance going forward, our capital and liquidity positions remain sound and we are well placed to face these unique challenges.

5. DIVIDEND

No dividend has been declared for the quarter ended 31 March 2003 in respect of the financial year ending 31 December 2003.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED



Mrs Vivien Chan
Secretary

Dated this 2nd day of May 2003

The results for the first quarter ended 31 March 2003 are also available at the Bank's website at www.uobgroup.com